UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003.

Commission File Number: 001-31221

Total number of pages: 12

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, dated December 17, 2003, regarding America Online’s agreement to purchase all third-party shares in DoCoMo AOL.

2.	Press release, dated December 18, 2003, regarding NTT DoCoMo’s liquidation of a Brazilian subsidiary.

3.	Press release, dated December 18, 2003, regarding NTT DoCoMo’s liquidation of three subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: December 18, 2003	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

America Online, Inc.

NTT DoCoMo, Inc.

Mitsui & Co., Ltd.

Nihon Keizai Shimbun, Inc.

Nikkei Business Publications, Inc.

For Immediate Release

America Online to Purchase All Third-Party Shares in DoCoMo AOL

— DoCoMo, Mitsui, Nikkei, and Nikkei BP Agree to Sell Holdings —

TOKYO, Japan, December 17, 2003 — America Online, Inc.(AOL), NTT DoCoMo, Inc. (DoCoMo), Mitsui & Co., Ltd. (Mitsui), Nihon Keizai Shimbun, Inc. (Nikkei), and Nikkei Business Publications, Inc. (Nikkei BP) announced that AOL has reached an agreement today with DoCoMo, Mitsui, Nikkei, and Nikkei BP under which AOL will purchase all four companies’ stakes in DoCoMo AOL, Inc The number of shares that the four companies will sell to AOL is as follows:

DoCoMo	: 20,980	(43.23% of outstanding stock)
Mitsui	: 5,749	(11.85% of outstanding stock)
Nikkei	: 1,513	(3.12% of outstanding stock)
Nikkei BP	: 302	(0.62% of outstanding stock)

For more information, please contact:

America Online, Inc. AOL Corporate Communications and Community Investment Rich D’Amato Tel: +1-703-265-1746 Fax:+1-703-265-3239 Fax:+1-703-265-3239 e-mail: RDAM@AOL.com

NTT DoCoMo, Inc.

Public Relations Department

Susumu Takeuchi

Tel: +81-3-5156-1366

(9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

Mobile: +81-90-5400-1142

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

In Japan:

David Heath Corporate Communications Tel: +81-3-5353-6057 Fax: +81-3-5353-6110 e-mail: PRteamJPN@aol.com

Mitsui & Co., Ltd. Corporate Communications Division Norio Kozuka Tel: +81-3-3285-7596 Fax: +81-3-3285-9819 e-mail: N.Kozuka@mitsui.com website: http://www.mitsui.co.jp/	Nihon Keizai Shimbun, Inc. Electronic Media Bureau Makoto Takekuma Tel: +81-3-5255-2113 Fax: +81-3-5255-0513 e-mail: makoto.takekuma@nex.nikkei.co.jp website: http://www.nikkei.co.jp

Nikkei Business Publications, Inc. Public Relations Office Makoto Hasegawa Tel: +81-3-5210-8556 Fax: +81-3-5210-8557 e-mail: comgr@nikkeibp.co.jp website: http://www.nikkeibp.co.jp

About America Online, Inc.

America Online, Inc. is a wholly owned subsidiary of Time Warner Inc. Based in Dulles, Virginia, America Online is the world’s leader in interactive services, web brands, Internet technologies and e-commerce services.

About NTT DoCoMo, Inc.

NTT DoCoMo is the world’s leading mobile communications company with more than 47 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 40 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North and South America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North and South America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo,Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is available to subscribers in Japan only.

About Mitsui & Co., Ltd.

Mitsui & Co., Ltd., Japan, is one of the world’s most diversified and comprehensive trading companies. In fiscal year 2003, with total trade transactions of $112 billion, the company placed sixth in “The International 500” by Forbes magazine and 11th in “The Global 500” by Fortune magazine. Headquartered in Tokyo, Mitsui & Co. maintains a global network of 195 offices in 86 countries, and has 746 subsidiaries and associated companies worldwide.

For more information, visit http://www.mitsui.co.jp/

About Nihon Keizai Shimbun, Inc.

Established in 1876, Nihon Keizai Shimbun, Inc (Nikkei) has forged a reputation for fair and impartial journalism, both in Japan and abroad. Today, Nikkei is expanding its sphere of influence by focusing on its core business—newspaper publishing—while simultaneously reinforcing its capabilities to meet the growing demand for digital information. Amidst unprecedented changes in society and technology evolving at a rapid pace, Nikkei finds itself in an era characterized by a proliferation of information. In such times of change, Nikkei considers it crucial to maintain the highest principles of journalism and provide nothing but the best in fair and impartial news coverage. In addition to publishing five newspapers—among them The Nihon Keizai Shimbun, the world’s largest business daily—Nikkei supplies comprehensive business and economic coverage through a variety of vehicles, ranging from electronic media and data services to broadcasting, publishing, and special events. By amplifying its international coverage with a particular focus on Asia, Nikkei is working to create an infrastructure capable of filing the global demand for news.

About Nikkei Business Publications, Inc.

NikkeiBP is the largest and most trusted source of business and technology news in Japan. Rather than rely on freelancers and wire services, we use 550 staff writers with extensive experience and credentials in their fields. No other publishing house employs as many professionals to bring you the news in-depth and on time.

With international offices in Beijing, Hong Kong, London, New York, Silicon Valley, Singapore and Taipei, NikkeiBP networks daily with the global business community. To be mentioned in a NikkeiBP title—be it our flagship Nikkei Business magazine, our widely visited BizTech portal or one of the 200 books we publish annually—means to be a significant player in the business and technology world.

As of March 1, 2003, NikkeiBP’s 42 specialized periodicals and three newsletters reached a combined readership of 2.6 million. Our readership figures are audited by the Japan Audit Bureau of Circulations: this practice remains rare in the Japanese publishing industry. NikkeiBP’s reputation and reach provide strong advertising opportunities. NikkeiBP ranks number one among Japan’s publishing companies in gross advertising revenue. Since our periodicals are sold largely and often entirely by subscription, advertisers obtain better profiles of readers than those available from rival newsstand titles.

This advantage carries over to the Internet. With a wealth of general and specialized sites, NikkeiBP Network is one of the most popular online stops for business and technology professionals.

It takes more than publishing to be the best content provider for business professionals. That is why NikkeiBP companies also provide consulting, training, market research... in short, every service that imparts knowledge. NikkeiBP believes in the power of information, and so do our customers.

For Immediate Release

NTT DoCoMo to Liquidate a Brazilian Subsidiary

TOKYO, JAPAN, December 18, 2003 — NTT DoCoMo, Inc. (“DoCoMo”) announced today that it made a decision to liquidate NTT DoCoMo Telecomunicações do Brasil Limitada, a wholly owned subsidiary of DoCoMo. Details of the decision are as follows.

1. Outline of the subsidiary

(1) NTT DoCoMo Telecomunicações do Brasil Limitada

Company name:	NTT DoCoMo Telecomunicações do Brasil Limitada
Address:	Praia de Botafogo, 228-Sala 1109 CEP 22359-900 Rio de Janeiro-RJ Brasil
Representative:	Eikichi Suzuki
Business:

-Monitoring of Tele Sudeste Celular Participações S.A. (Tele Sudeste) and its affiliated companies based on an outsourcing contract with DoCoMo.

-Mobile communications technology consulting

-Engineering

Date established:	March 1999
Capital:	1,354,520 Brazil reals
Number of shares issued:	1,354,520 shares
Fiscal year-end:	December 31
Number of employees:	9 (as of June 30, 2003)
Major business partner:	Tele Sudeste
Shareholders:	DoCoMo owns 1,354,500 shares, 99.99%

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2. Reasons for Liquidation

DoCoMo established the subsidiary in March 1999 to monitor and provide support to mobile operator Tele Sudeste. The dissolution of NTT DoCoMo Telecomunicações do Brasil Limitada will coincide with the expiration of DoCoMo’s technical support agreement with Tele Sudeste. In light of the change, DoCoMo has concluded that the mission of NTT DoCoMo Telecomunicações do Brasil Limitada l will have been fulfilled.

3. Schedule

Liquidation is expected to be completed by November, 2004.

4. Impact on DoCoMo’s Results of Operations

The liquidation is not expected to have any significant impact on DoCoMo’s consolidated or non-consolidated results of operations. The liquidation does not affect the forecast of DoCoMo’s results of operations for the fiscal year ending March 31, 2004.

For more information, please contact:

NTT DoCoMo, Inc.

Public Relations Department

Susumu Takeuchi

Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

Mobile: +81-90-5400-1142

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company with more than 47 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 40 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North and South America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North and South America.

NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is available only to subscribers in Japan.

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For Immediate Release

NTT DoCoMo to Liquidate Some of its Subsidiaries

TOKYO, JAPAN, December 18, 2003 — NTT DoCoMo, Inc. (“DoCoMo”) announced today that it made a decision to liquidate DCM Capital USA (UK) Limited and DCM Capital TWN (UK) Limited, each of which is a wholly owned subsidiary of DoCoMo, and Taiwan DoCoMo Limited, the wholly owned subsidiary of DCM Capital TWN (UK) Limited. Details of the decision are as follows.

1. Outline of the Subsidiaries

(1)	DCM Capital USA (UK) Limited

Company name:	DCM Capital USA (UK) Limited
Address:	5th Floor Landsdowne House, 57 Berkley Square, London, W1J 6ER, United Kingdom
Representative:	Masayuki Hirata
Business:	Intermediate holding company to hold shares of AT&T Wireless Services, Inc. (“AT&T Wireless”)
Date established:	December 2000
Capital:	US$10,219,565,367
Number of shares issued:	10,219,565,367 shares
Fiscal year-end:	December 31
Number of employees:	None
Major business partner:	None
Shareholders:	100% owned by DoCoMo

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(2)	DCM Capital TWN (UK) Limited

Company name:	DCM Capital TWN (UK) Limited
Address:	5th Floor Landsdowne House, 57 Berkley Square, London, W1J 6ER, United Kingdom
Representative:	Masayuki Hirata
Business:	Intermediate holding company to hold shares of KG Telecommunications Co., Ltd. (“KGT”)
Date established:	December 2000
Capital:	US$587,758,625
Number of shares issued:	587,758,625 shares
Fiscal year-end:	December 31
Number of employees:	None
Main trading partner:	None
Shareholders:	100% owned by DoCoMo

(3)	Taiwan DoCoMo Limited

Company name:	Taiwan DoCoMo Limited
Address:	10th Floor, No.201-2, Tun Hua North Road, Shun Shan District, Taipei, Taiwan
Representative:	Tatsu Kono
Business:	Management of investment
Date established:	January 2001
Capital:	NT$7,320,462,480
Number of shares issued:	732,046,248 shares
Fiscal year-end:	December 31
Number of employees:	None
Main trading partner:	None
Shareholders:	100% owned by DCM Capital TWN (UK) Limited

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2. Reasons for Liquidation

(1)	DCM Capital USA (UK) Limited
DCM Capital USA (UK) Limited was established as an intermediate holding company in the United Kingdom to hold the shares of AT&T Wireless when DoCoMo invested in AT&T Wireless. In order to reduce operational costs, DoCoMo decided to liquidate the intermediate holding company and hold AT&T Wireless shares directly.

(2)	DCM Capital TWN (UK) Limited
DCM Capital TWN (UK) Limited was established as an intermediate holding company in the United Kingdom to hold the shares of KGT when DoCoMo invested in KGT. In order to reduce operational costs, DoCoMo decided to liquidate the intermediate holding company and hold KGT shares directly (shares of FarEastone Telecommunications Co., Ltd. (“FET”), after the planned share exchange).

(3)	Taiwan DoCoMo Limited
Taiwan DoCoMo Limited was established as an intermediate holding company in Taiwan to hold the shares of KGT when DoCoMo invested in KGT due to a foreign ownership rule in Taiwan that limited foreign investors’ direct ownership of telecommunications carriers in Taiwan. As the telecommunications law in Taiwan was later revised to relax the foreign ownership limitation, DoCoMo decided to liquidate the intermediate holding company and hold KGT shares directly (FET shares, after the planned share exchange).

3. Schedule

Each liquidation is expected to be completed during the fiscal year ending March 31, 2005.

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4. Impact on DoCoMo’s Results of Operations

The liquidation is not expected to have significant impact on DoCoMo’s consolidated or non-consolidated results of operations. The liquidation does not affect the forecast of DoCoMo’s results of operations for the fiscal year ending March 31, 2004.

For more information, please contact:

NTT DoCoMo, Inc.

Public Relations Department

Susumu Takeuchi

Tel:	+81-3-5156-1366
(9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

Mobile: +81-90-5400-1142

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company with more than 47 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 40 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North and South America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North and South America. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is available only to subscribers in Japan.

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